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                              UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                         450 Fifth Street, N.W.
                         Washington, D.C. 20549





                              REPORT OF
         INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                          In respect of its
          U.S. Dollar 10,405,000 S&P 500 Average Return Notes,
                        due November 26, 2001






              Filed pursuant to Rule 3 of Regulation BW






                      Dated: November 12, 2004

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     The following information regarding the U.S. Dollar 10,405,000 S&P 500
Average Return Notes due November 26, 2011 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 27, 2004) is already on file with the Securities and Exchange Commission.

     Item 1. DESCRIPTION OF OBLIGATIONS

          (a) U.S. Dollar 10,405,000 S&P 500 Average Return Notes due November 26, 2011

          (b) The interest rate shall be a fixed rate of 1.15 percent for the period from November 26, 2004 to November 26, 2011. Interest payment dates will be each November 26, commencing on November 26, 2004 and ending on November 26, 2011.

          (c) Maturing November 26, 2011. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

          (d) Not Applicable

          (e) Bank's standard negative pledge cause (see Condition 4 on page 22 of the Prospectus).

          (f) Not applicable.

          (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

          (h) See Prospectus, pages 6-10.

          (i) Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.

     Item 2. DISTRIBUTION OF OBLIGATIONS

     The Bank will enter into a Terms Agreement Deutsche Bank Securities Inc. as Manager (the "Manager"), pursuant to which the Bank will agree to issue, and the Manager will


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agree to purchase, a principal amount of the Notes aggregating USD 10,405,000 at 96.50% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about November 26, 2004.

     The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

     Item 3. DISTRIBUTION SPREAD

             PRICE TO         SELLING DISCOUNTS      PROCEEDS TO THE
              PUBLIC           AND COMMISSIONS           BANK(1)
              -----            ---------------           -------
          Per Unit 100.00%         3.50%                  96.50%
       Total: USD 10,405,000     USD 364,175          USD 10,040,825



     Item 4. DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

     None

     Item 5. OTHER EXPENSES OF DISTRIBUTION

     As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

     Item 6. APPLICATION OF PROCEEDS

     The net proceeds will be used in the general operations of the Bank.

     Item 7. EXHIBITS

     None.





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(1) Without deducting expenses of the Bank, which are not yet known.